FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 23, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for July 23, 2007 and incorporated by reference herein is the Registrant’s immediate report dated July 23, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: July 23, 2007

BluePhoenix Opens Office in Asia to Address Region’s Growing Demand for Legacy
Modernization

Appoints Industry Veteran Eden Kim as Regional Director

Cary, N.C. and Herzlia, Israel – July 23, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value driven legacy modernization, today announced the opening of a new regional office in Seoul, South Korea as a base for marketing and sales in the region and to provide support and services to the Company’s growing Asian customer base.

The Company also announced the appointment of Eden Kim as Regional Director, to lead sales, business development and customer support activities. In his position, Kim will be responsible for capitalizing on the market opportunities in Mainland China, Hong Kong, Taiwan, Korea and Japan.

Kim is familiar with BluePhoenix methodology, tools and customers and joins the company from TEMENOS, a BluePhoenix partner and provider of integrated banking solutions. At TEMENOS he served as country general manager and was responsible for pre-sales, service, partner alliances and strategic customer relationships. Previously, Kim held positions in sales, marketing and business development at Siebel Systems, Sejong Securities, Interactive Intelligence and Dongbu Fire & Marine Insurance Co. Ltd. Kim holds Bachelor of Arts degree in Philosophy from Korea University.

The new regional office will allow BluePhoenix to better address the growing demand for legacy modernization in the region by providing a localized business model and service. Asia is the fastest growing business region in the world and cutting-edge technologies are being adopted in order to support this rapid business transformation.

“The emerging demand for legacy modernization services in Asia warranted a dedicated direct sales office in this territory,” said Arik Kilman, CEO, BluePhoenix Solutions. “With excellent experience in legacy modernization and familiarity with BluePhoenix tools, Eden brings a wealth of expertise to our business. We look forward to leveraging Eden’s knowledge and experience to develop BluePhoenix’s business in the region.”

BluePhoenix’s regional office is located at Seoul Finance Centre 21st Floor 84 Taepyungno 1-ga, Jung-gu, Seoul 100-768. The local office can be reached at +82-2-3782-4610 or email: south.korea@bphx.com.

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 13 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Russia, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
David Leichner	Paul Holm
Investor Relations	H.L. Lanzet
BluePhoenix Solutions	+1 212-888-4570
+972 9-9526-105	paulmholm@gmail.com
dleichner@bphx.com